Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

For Immediate Release

CBOT Holdings Announces Record Date for July 9th Special Meeting to Vote on CME Merger

CHICAGO, May 15, 2007 – CBOT Holdings, Inc., holding company for the Chicago Board of Trade (CBOT®) (NYSE: BOT), one of the leading global derivatives exchanges, announced today that its Board of Directors has established May 29, 2007 as the record date for the July 9, 2007 special meeting of stockholders to vote on the proposed merger with Chicago Mercantile Exchange Holdings Inc. Only holders of record of CBOT Holdings Class A common stock as of the close of business on May 29, 2007 will be entitled to notice of, and to vote at, the July 9, 2007 special meeting.

May 29, 2007 will also be the record date for CBOT’s July 9, 2007 special meeting of members to vote on certain matters related to the proposed CME merger.

CBOT Holdings and CBOT currently expect to distribute revised proxy materials to stockholders and members as soon as practicable following the May 29, 2007 record date.

About CBOT

As one of the leading global derivative exchanges, the Chicago Board of Trade provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 159-year history, CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit our website at www.cbot.com.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. The parties intend to file a supplemented and amended joint proxy statement/prospectus regarding the revised transaction and rescheduled meetings.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS SUPPLEMENTED AND AMENDED, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as supplemented and amended, as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus, as supplemented and amended, can also be obtained without charge, when available, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus, as supplemented and amended, and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT Holdings’ filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

Contacts:

Media:			Investors:
Harlan Loeb	Kal Goldberg	Maria Gemskie	Deborah Koopman
Financial Dynamics	Financial Dynamics	CBOT Holdings, Inc.	CBOT Holdings, Inc.
Office: (312) 861-4703	Office: (212) 850-5731	Office: (312) 341-3257	Office: (312) 789-8532
Mobile: (312) 282-5632	Mobile: (917) 741-1013	Mobile: (312) 479-1814	Mobile: (312) 446-6841
harlan.loeb@fd.com	kal.goldberg@fd.com	mgem46@CBOT.com	dkoopman1@CBOT.com

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